ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Renee E. Laws
(617) 235 4975
renee.laws@ropesgray.com

December 9, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:      Ms. Samantha Brutlag

Re:        GMO Trust (File Nos. 002-98772 and 811-04347) (the “Trust” or “Registrant”) – Responses to Comments Regarding Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On December 8, 2016, Samantha Brutlag of the staff (the “Staff”) of the Securities and Exchange Commission provided oral comments to Renee Laws and William Beaudoin of Ropes & Gray LLP, counsel to the Registrant, regarding the Trust’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed pursuant to Section 14(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”) on behalf of GMO Debt Opportunities Fund (the “Fund”). The Proxy Statement is to be used in connection with a special meeting of shareholders of the Fund. We respectfully submit this comment response letter on behalf of the Trust in response to your comments and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, below.

1.	Please confirm supplementally that the changes to the Fund’s principal investment strategies to become effective on January 1, 2017 do not require approval by the Fund’s shareholders and state what those changes are.

Response: The Registrant confirms that the changes to the Fund’s principal investment strategies do not require approval by the Fund’s shareholders. A copy of the Fund’s principal investment strategies disclosure to become effective on January 1, 2017 marked to show changes from the current disclosure is included as Exhibit A to this comment response letter.

2.	Please confirm supplementally that the Registrant has reviewed the information required by Item 22(c) of Schedule 14A (Rule 14a-101 under the Exchange Act) and that all required information is included in the Proxy Statement.

Securities and Exchange Commission	- 2 -	December 9, 2016

Response: The Registrant confirms that it has reviewed the information required by Item 22(c) of Schedule 14A and believes that all required information is included in the Proxy Statement.

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Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Esq., Ropes & Gray LLP

Exhibit A

Changes to Principal Investment Strategies Disclosure

The Fund invests primarily in ~~debt investments (including both direct and indirect investments) and is not restricted in its exposure to any type of debt investment. The Fund may invest in securities of any credit quality and has no limit on how much it may invest in below investment grade securities (commonly referred to as “junk bonds”). The Fund’s debt investments may include all types of interest rate, payment, and reset terms, including fixed rate, adjustable rate, zero coupon, contingent, deferred, payment-in-kind, and auction rate features. The Fund may invest in debt investments issued by a wide range of U.S. and, typically to a lesser extent, non-U.S. private issuers and by federal, state, local, and non-U.S. governments (whether or not guaranteed or insured by those governments). The Fund may invest in asset-backed securities (including, but not limited to, securities backed by pools of residential and commercial mortgages (including sub-prime mortgages), credit-card receivables, home equity loans, automobile loans, educational loans, corporate, sovereign and quasi-sovereign bonds, and bank loans made to corporations, or a combination of bonds and loans (commonly referred to as “collateralized debt obligations” or “collateralized loan obligations”)), corporate debt securities, money market instruments, and commercial paper. As of the date of this Prospectus, the Fund has invested a substantial portion of its assets in asset-backed securities, many of which are below investment grade.~~securitized credit securities. Securitized credit securities include commercial mortgage-backed securities (“CMBS”), asset-backed securities (“ABS”), agency and non-agency residential mortgage-backed securities (“RMBS”), and collateralized mortgage obligations (“CMOs”). These securities may be fixed rate or adjustable rate securities. Agency MBS are issued or guaranteed by the U.S. government, its agencies or instrumentalities, which include mortgage pass-through securities representing interests in pools of mortgage loans issued or guaranteed by the Government National Mortgage Association (“GNMA”), the Federal National Mortgage Association (“FNMA”), or the Federal Home Loan Mortgage Corporation (“FMLMC”). The Fund may also invest in other fixed-income instruments, which include bonds, debt instruments and other similar instruments issued by various U.S. and non-U.S. public or private sector entities.

~~In selecting debt investments for the Fund’s portfolio, GMO uses analytical techniques to evaluate the relative attractiveness of particular sectors and securities. The factors GMO considers and investment methods GMO uses can change over time.~~

~~The Fund does not maintain a specified interest rate duration for its portfolio.~~

The Fund also may invest in the following: interest-only (“IO”), principal-only (“PO”), or inverse floating rate debt; mortgage dollar rolls; securities on a when-issued, delayed delivery or forward commitment basis through the “to-be-announced” (“TBA”) market; mortgage loans; securities of any maturity or duration with fixed, floating, or variable rates; collateralized loan obligations (“CLOs”), which are backed by a pool of corporate debt; securities of other investment companies (including other GMO Funds) that invest primarily in fixed income securities; corporate debt securities of any quality and maturity, including high-yield securities (also known as “junk bonds”); and securities that are not rated by any rating agencies.

~~Under normal circumstances, the Fund invests directly and indirectly (e.g., through other GMO Funds or derivatives) at least 80% of its assets in debt investments (see “Name Policies”).~~

The Fund’s allocation of its assets into various asset classes within the fixed income market will depend on the views of GMO as to the best value relative to what is currently presented in the market place. In managing the Fund’s portfolio, GMO typically analyzes a variety of factors including, among others, maturity, yield and ratings information, opportunities for price appreciation, collateral quality, credit support, structure and market conditions. GMO may cause the Fund to sell investments if it determines that any of the mentioned factors have changed materially from its initial analysis or that other factors indicate that an investment is no longer earning a return commensurate with its risk. GMO attempts to diversify risks that arise from position sizes, geography, ratings, duration, deal structure and collateral values, and seeks to limit risk of principal by causing the Fund to invest in securities or other instruments that it considers undervalued. GMO does not manage the Fund to, or control the Fund’s risk relative to, any securities index or securities benchmark.

From time to time, the Fund may have some direct or indirect exposure to equities. The Fund may invest in securities of companies of any market capitalization.

The Fund also may invest in exchange-traded and over-the-counter (OTC) derivatives, including swap contracts (such as credit default swaps, swaps on securities and securities indices, total return swaps, interest rate swaps, currency swaps, cross currency basis swaps, variance swaps, commodity swaps, inflation swaps, municipal swaps, correlation swaps, and other types of swaps), reverse repurchase agreements, and repurchase agreements. The Fund is not limited in its use of derivatives or in the total notional value of its derivative positions. As a result of its derivative positions, the Fund may have ~~gross~~ investment exposures in excess of its net assets (i.e., the Fund may be leveraged) and therefore is subject to heightened risk of loss. The Fund’s performance can depend substantially, if not primarily, on the performance of assets or indices underlying its derivatives even though it does not own those assets or indices.

The Fund also may invest in U.S. Treasury Fund, in money market funds unaffiliated with GMO, or directly in the types of investments typically held by money market funds. The Fund may, but is not required to, hedge part or all of its net foreign currency exposure into U.S. dollars.